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WRITER’S DIRECT LINE

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CLIENT/MATTER NUMBER

116663-0103

 August 9, 2019

Division of Corporate Finance Office of Consumer Products Securities and Exchange Commission Washington, DC 20549

Re:	Western Capital Resources, Inc. Form 10-K for Fiscal Year Ended December 31, 2018 Filed April 1, 2019 File No. 0-52015

Ladies and Gentlemen:

This letter responds on behalf of the Company to the comment letter from the Commission dated July 30, 2019 with respect to the filing referenced above. Included below are the Commission’s comments and the corresponding responses of the Company.

Form 10-K for Fiscal Year Ended December 31, 2018

Financial Statements

Consolidated Statement of Cash Flows, Page F-5

1.	We note you incurred a loss on disposals of $941,367 and received proceeds from disposal of property and equipment of $12,000 during 2018. Please explain to us why the loss exceeds deletions on page F-15 of $493,177 net of the proceeds received from disposals.

The loss on disposal of $941,367 exceeds the deletions on page F-15 of $493,177 net of proceeds received from disposals because the disposed assets included in the loss calculation was inclusive of net intangible deletions as noted on page F-16, tenant security deposits, inventory and tenant allowances receivable.

2.	We note you recorded proceeds from installment sale receivable of $3,435,963 in 2018. To help us better understand, please explain the nature and origin of the installment sale receivable and how it is reflected in the 2017 balance sheet.

In 2017, as more fully explained in Note 19 – Discontinued Operations on pages F-21 and F-22, we sold our franchise segment. Pursuant to the sale agreement, $6,500,000 was placed into escrow, 50% or $3,250,000 of which was disbursed in 2018, with the remaining balance (less any indemnification claims) to be disbursed in 2019. The agreement also included a working capital purchase price adjustment which amounted to $185,963 and was paid in 2018, the year following the sale. The proceeds in 2018 from the escrow release and the purchase price adjustment were labeled as “Proceeds from installment sale receivable” on the Consolidated Statement of Cash Flows on page F-18.

Division of Corporate Finance
Office of Consumer Products
Securities and Exchange Commission
August 9, 2019

These amounts were included in the 2017 balance sheet on page F-2 in the Current Assets section under the label “Escrow and other receivables” in the amount of $3,482,770 and under the noncurrent label “ESCROW FUNDS RECEIVABLE” in the amount of $3,250,000.

Notes to Consolidated Financial Statements

16. Revenue, Page F-20

3.	We refer you to your disclosure, which indicates “[o]ur contracts with customers primarily consist of sales of merchandise and services at the point of sale (“POS”) and short-term lending agreements. Revenue within the Cellular Retail segment also includes ancillary back-end compensation from Cricket Wireless.” The disclosure appears to imply these revenues are accounted for under ASC 606. Please disclose the nature of the back-end compensation and the amounts thereof for each year.

As an authorized dealer, we earn compensation from Cricket Wireless for completing various services for a Cricket Wireless customer. Payment from Cricket Wireless for this compensation is received post transaction and is referred to as back-end compensation. The compensation is earned (a) upon completion of a transaction with the customer; and, (b) upon an existing Cricket Wireless customer whom we originally activated on the Cricket Wireless GSM network making a continuing service payment (“CSP”). Transactions for which we receive back-end compensation primarily include activating new customers on the Cricket Wireless network and upgrading an existing Cricket Wireless customer with a Cricket Wireless approved new device. Revenue is recognized for activation and upgrades when control passes at a point in time upon activation of the customer’s device on the Cricket Wireless network. Activation compensation is subject to repayment to Cricket Wireless for returned devices and is not material. Revenue is recognized for CSP compensation at the point in time of a customer payment and is based on payment information provided to us by Cricket Wireless. Back-end compensation revenue in 2018 and 2017 was $29.29 million and $28.96 million, respectively.

In addition, please tell us which sources of the Company´s revenue you determined were within the scope of ASC 606, those that were not and how you addressed the requirement in ASC 606-10-50-4 to disclose revenue recognized from contracts with customers separately from other sources of revenue. Please revise your disclosure as necessary to clearly indicate which revenue streams are within the scope of ASC 606 and those that are not.

Division of Corporate Finance
Office of Consumer Products
Securities and Exchange Commission
August 9, 2019

The Company has determined that all of its revenue sources were within the scope of ASC 606 with the exception of (a) financing fees and interest earned on Consumer Finance segment loans to customers; and, (b) income from investments, each a scope exception under ASC 606-10-15-2(c)(8). In accordance with ASC 606-10-50-4 these revenue items outside the scope of ASC 606 have been separately presented on the face of the Consolidated Statements of Operations on page F-3.

The disclosure will be clarified on an ongoing basis with language such as: “Revenue generated from contracts with customers and recognized per ASC 606 primarily consists of sales of merchandise and services at the point of sale and back-end compensation from Cricket Wireless. As an authorized dealer, we earn compensation from Cricket Wireless for activating a new customer on the Cricket Wireless network, activating new devices for existing Cricket Wireless customers and upon an existing Cricket Wireless customer whom we originally activated on the Cricket Wireless GSM network making a continuing service payment (“CSP”). Revenue generated from short-term lending agreements and investments are recognized in accordance with ASC 825.”

20. Segment Information, page F-24

4.	We note the Consumer Finance segment generates revenues from interest and fees on consumer loans and from the sale of products. Please explain your consideration of separately disclosing interest and fee revenue from retail sales to customers. Please refer to ASC 280-10-50-22.

In preparing its segment financial statement note disclosures, the Company considered the requirements of ASC 280-10-50-22 which states,

A public entity shall report a measure of profit or loss and total assets for each reportable segment. A public entity also shall disclose all of the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss (see Example 3, Case B [paragraph 280-10-55-48]):

a.	Revenues from external customers

b.  Revenues from transactions with other operating segments of the same public entity

c.  Interest revenue

d.  Interest expense

e.  Depreciation, depletion, and amortization expense

f.  Unusual items as described in paragraph 220-20-45-1

g.  Equity in the net income of investees accounted for by the equity method

h.  Income tax expense or benefit

i.  [Subparagraph superseded by Accounting Standards Update No. 2015-01]

j.  Significant noncash items other than depreciation, depletion, and amortization expense.

Division of Corporate Finance
Office of Consumer Products
Securities and Exchange Commission
August 9, 2019

A public entity shall report interest revenue separately from interest expense for each reportable segment unless a majority of the segment’s revenues are from interest and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segment and make decisions about resources to be allocated to the segment. In that situation, a public entity may report that segment’s interest revenue net of its interest expense and disclose that it has done so.

Interest and fee revenue generated by the Consumer Finance segment in 2018 was 7.8% of consolidated revenue and 83.1% of Consumer Finance segment revenue. As the amount was significant, the Company chose to present this separately on the face of the Consolidated Statement of Operations on page F-3. The Company considered the requirements of ASC 280-10-50-22 when preparing the segment note to the financial statements and concluded that the presentation on the face of the Consolidated Statement of Operations satisfied the segment disclosure requirement to present interest income separately. Upon re-evaluation of the presentation and considering the usefulness to a reader of the financial statements, we can see where presentation of the interest and fee amount on the face of the Consolidated Statements of Operations and in the segment note would be beneficial. The Company will update future filings with the enhanced presentation.

5.	We note from reading your Business Overview in Item 1 that you offer a variety of products and services. Please explain what consideration you gave to disclosing revenues for each product and service or each group of similar products and services. Reference is made to ASC 280-10-50-40.

In preparing its segment financial statement disclosures, the Company considered the requirements of ASC 280-10-50-40 which states,

“A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

ASC 280-10-50-40 requires disclosure of similar products and services if a company’s segments are not reported in that manner. ASC 280 does not define “similar.” Therefore, the determination of whether two or more products and services are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the entity.

Division of Corporate Finance
Office of Consumer Products
Securities and Exchange Commission
August 9, 2019

The Company operates in several different industries and its segment reporting aligns with the different industries in which they operate. The Company considered distinct key aspects of each segment to determine how to group similar products and services for a segment. The Company concluded that the reportable segments are the same as its major product and services categories because the Company considers the products or products and services within its segments to be similar in certain key aspects.

The Company believes that the common key aspects within the reportable segments provide an appropriate grouping of products and services.

Consequently, the Company believes its disclosure of revenues by reportable segment satisfies the requirement of ASC 280-10-50-40, which specifically requires disclosure of revenues from external customers for each group of similar products and services.

Please do not hesitate to contact me at (414) 297-5670 with any questions concerning the responses included in this letter on behalf of the Company. Finally, on behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mark T. Plichta

Mark T. Plichta